UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pakt, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 17, 2012

Physical address of issuer
2000 Winton Rd., Bldg 4, Suite LL3, Rochester, NY 14618

Website of issuer
paktbags.com

Current number of employees
6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$978,519.00	$512,244.00
Cash & Cash Equivalents	$556,697.00	$204,190.00
Accounts Receivable	$189.00	$2,900.00
Short-term Debt	$377,089.00	$548,668.00
Long-term Debt	$878,314.00	$0.00
Revenues/Sales	$931,835.00	$1,371,728.00
Cost of Goods Sold	$273,112.00	$460,529.00
Taxes Paid	$2,556.00	$2,864.00
Net Income	-$396,873.00	-$160,458.00

<p style="text-align: center;">**April 19, 2022**</p>

<p style="text-align: center;">**FORM C-AR**</p>

<p style="text-align: center;">**Pakt, Inc.**</p>

<p style="text-align: center;">**Pakt.**</p>

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pakt, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at paktbags.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pakt, Inc. (the "Company") is a Delaware Corporation, formed on December 17, 2012. The Company was formerly known as Bikeminds, Inc.

The Company is located at 2000 Winton Rd., Bldg 4, Suite LL3, Rochester, NY 14618.

The Company's website is paktbags.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Pakt creates and commercializes unique and refined, responsibly-sourced travel accessories for the growing community of environmentally-conscious travelers. Founded and led by an industrial designer, environmentalist, entrepreneur, and travel enthusiast, our Company is focused on creating exceptional products that are built to last and doing so with the earth in mind.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover

from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Malcolm Fontier who is Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director of the Company. The Company has or intends to enter into employment agreements with Malcolm Fontier although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Malcolm Fontier or any member of the board of directors or

executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor[, as well as similar and other authorities outside of the

United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If

too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover

taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Pakt creates and commercializes unique and refined, responsibly-sourced travel accessories for the growing community of environmentally-conscious travelers. Founded and led by an industrial designer, environmentalist, entrepreneur, and travel enthusiast, our Company is focused on creating exceptional products that are built to last and doing so with the earth in mind.

Business Plan

Pakt operates a customer-centric, direct-to-consumer brand. As part of our conscious production efforts, we intend to continue to pursue our strategy which consists in leveraging donation-based crowdfunding product launches (on Indiegogo, Kickstarter, or other similar platforms) followed by long-term e-commerce sales. As this strategy has built a strong community and impressive per product numbers in the past years, we hope to conduct three new donation-based crowdfunding campaign in the next 18 months, as we roll out new products. We further plan to launch 9 new products in the next 12 months.

History of the Business

The Company was initially incorporated on December 17, 2012, under the name Bikeminds, Inc. and operated as a software platform. After a bag designed by the Company's founder, Malcolm A. Fontier, appeared in the popular documentary, Minimalism, we received thousands of vocal requests to bring the bag back. In 2017 the company pivoted to travel products and on September 28, 2017, the Company changed its name to Pakt, Inc. In November of 2017, a new and improved version of the bag was introduced with the name of "Pakt One."

The Company's Products and/or Services

Product / Service	Description	Current Market
Pakt One	A lightweight, durable, stylish, and organized travel duffel bag.	Travelers that appreciate organization, durability, and style in their travel accessories.
Pakt Coffee Kit	Everything you need to make barista-quality coffee in one sleek, portable package.	Coffee drinkers that insist on drinking the best quality coffee no matter where their travels take them
Travel Backpack	Obsessively designed, incredibly organized & packed with features. The new standard in travel gear.	Travelers that appreciate organization, durability, and style in their travel accessories.
Backpack Packing Cubes	The packing cube set is designed to perfectly fill the two sides of the Travel Backpack to optimize and organize the space.	Owners of the Pakt Travel Backpack that want to increase the organizational efficiency of their backpack.
Backpack Rain Cover	The Rain Cover zips snugly around the Backpack, creating an all-encompassing barrier between your belongings and foul weather.	Owners of the Pakt Travel Backpack that want to increase the weather resistance of their backpack.
Backpack Packable Tote	A tote bag that packs into a small carrying pouch that can be stored in the side pocket of any Pakt Travel bags until needed.	Owners of the Pakt Travel Backpack or Pakt One that want to carry a compact and versatile day bag when they travel.

We have no new products in development.

We offer our products via our online website.

Competition

The Company's primary competitors are Some of the established legacy brands include Samsonite, Tumi, Briggs & Riley, Rimowa, Travelpro, and Eagle Creek.

Pakt occupies a unique space in a large but hyper-fragmented travel accessories market. There is an opportunity to scale the brand through a continued focus on the community and high-quality distinctive products that are responsibly sourced and tailored to these unique times.

Supply Chain and Customer Base

Most components essential to the Company's business are generally available from multiple sources.

Our target customer demographic consists of individuals in the 25-54 age group. Approximately 66% of our customers are in the 25-44 age group and within range of our target demographic.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/457,609	Travel Coffee Kit	Utility	July 28, 2019	N/A	US

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6161909	Pakt	Word Mark	September 19, 2019	September 29, 2020	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2000 Winton Rd., Bldg 4, Suite LL3, Rochester, NY 14618

The Company conducts business throughout the US.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Malcolm Fontier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pakt, Inc. Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director. December 2012-Present

Education

Bachelor Degree in Industrial Design, Rochester Institute of Technology, May 1998

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Malcolm Fontier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pakt, Inc. Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director. December 2012-Present

Education

Bachelor Degree in Industrial Design, Rochester Institute of Technology, May 1998

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in New York, Massachusetts, Maine, California, and Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue authorize and issue additional shares of Class A Common Stock which may dilute the Security.
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the SAFE's issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Class F Common Stock
Amount outstanding	10,000,000
Voting Rights	10 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue authorize and issue additional shares of Class F Common Stock which may dilute the Security.
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the SAFE's issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain

	events.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	156,313
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Malcolm Fontier
Amount outstanding	$476,337.63
Interest rate and payment schedule	The Promissory Note bears an interest rate of 3.5% per annum, compounded annually, effective as of January 1, 2021.
Amortization schedule	Compounded annually, effective as of January 1, 2021.
Describe any collateral or security	None
Maturity date	December 31, 2024
Other material terms	The Company shall make minimum payments under the Promissory Note of $9,000.00 per calendar month. Each payment made by the Company under the Promissory Note shall be applied first to the accrued interest and then to the Loan Amount.

Type of debt	Bank loan
Name of creditor	SBA EIDL
Amount outstanding	$503,138.00
Interest rate and payment schedule	24 month deferral period in which interest at 3.75% will accrue.
Amortization schedule	After 24 month deferral period, payments of $2575 per month will begin October 2023 and run through October 2051.
Describe any collateral or security	The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a)inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j)general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	October 1, 2025
Other material terms	N/A

The total amount of outstanding debt of the Company as of year-end 2021 is $978,519.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10,000,000		General business purposes	January 1, 2019	Section 4(a) (2)
SAFE (Simple	156,313.00	$156,313.00	General business	April 6, 2021	Regulation CF

Agreement for Future Equity)			purposes		

Ownership

The Company is solely owned by Malcolm Fontier.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Malcolm Fontier	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$743,820.00	-$447,885.00	$0.00

Operations

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $204,190 and $135,888 of cash on hand, respectively. As of the date of the 2021 Form C, the Company has an aggregate of $200,000.00 in cash and cash equivalents, leaving the Company with approximately 2 months of runway.

The Company intends to improve profitability in the next 12 months by using the following strategy. As part of our conscious production efforts, we intend to continue to pursue our strategy which consists in leveraging donation-based crowdfunding product launches (on Indiegogo, Kickstarter, or other similar platforms) followed by long-term e-commerce sales. As this strategy has built a strong community and impressive per product numbers in the past years, we hope to conduct three new donation-based crowdfunding campaign in the next 18 months, as we roll out new products. We further plan to launch 9 new products in the next 12 months.

Liquidity and Capital Resources

On April 6, 2021 the Company conducted an offering pursuant to Regulation CF and raised $156,313.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company plans to conduct more donation-based crowdfunding campaigns in the near future.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Malcolm Fontier
Relationship to the Company	Founder, Director, CEO and President
Total amount of money involved	$476,337.63
Benefits or compensation received by related person	Rights as a lender
Benefits or compensation received by Company	Cash proceeds
Description of the transaction	On January 1, 2021, the Company and Malcolm A. Fontier entered into the Promissory Note under the terms outlined herein under section 'Capitalization and Ownership – Debt.'

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Malcolm Fontier
(Signature)

Malcolm Fontier
(Name)

Director, President, and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Malcolm Fontier
(Signature)

Malcolm Fontier
(Name)

Director, President, and CEO
(Title)

4/19/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PAKT, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

Collins,
Smith &
O'Connor, LLP
Certified Public Accountants

Scott D. Smith, C.P.A., M.S.T.
Bernard M. O'Connor, C.P.A., M.S.T.

To Management
Pakt, Inc.
Rochester, NY

Management is responsible for the accompanying financial statements of Pakt, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and expenses, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The supplementary information contained in schedules of cost of goods sold and general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. The supplementary information was subject to our compilation engagement. We have not audited or reviewed the supplementary information and do not express an opinion, a conclusion, nor provide any form of assurance on such information.

Collins, Smith + O'Connor, LLP

Collins, Smith & O'Connor, LLP
Attleboro, MA
April 02, 2022

1

77 North Main Street, Attleboro, MA 02703 (508) 222-3795 Fax (508) 226-0381

PAKT, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

ASSETS

		2021		2020
CURRENT ASSETS				
Cash	$	556,697	$	204,190
Accounts receivable - net		189		2,900
Inventory		123,249		261,736
Prepaid expenses		298,384		43,411
Total current assets		978,519		512,237
PROPERTY AND EQUIPMENT, NET		0		7
TOTAL ASSETS	$	978,519	$	512,244

LIABILITIES AND STOCKHOLDERS' EQUITY

		2021		2020
CURRENT LIABILITIES				
Accounts payable - trade	$	35,125	$	48,155
Deferred revenue		136,633		21,841
Current portion of long-term debt		204,375		477,716
Corporate income tax payable		956		956
Total current liabilities		377,089		548,668
NONCURRENT LIABILITIES				
Long-term debt, net		878,314		0
Total noncurrent liabilities		878,314		0
STOCKHOLDERS' EQUITY				
Common stock, Type F, no par, 10,000,000 shares authorized, 10,000,000 shares issued		600		500
Additional paid-in capital		699,932		543,619
Accumulated deficit		(977,416)		(580,543)
Total stockholders' equity		(276,884)		(36,424)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	978,519	$	512,244

See accompanying notes and accountants' compilation report

PAKT, INC.
STATEMENTS OF INCOME AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

	2021		2020	
	AMOUNT	%	AMOUNT	%
NET SALES	$ 931,835	100.00	$ 1,371,728	100.00
COST OF GOODS SOLD	273,112	29.31	460,529	33.57
GROSS PROFIT	658,723	70.69	911,199	66.43
GENERAL AND ADMINISTRATIVE EXPENSES	1,145,658	122.95	1,112,646	81.11
LOSS FROM OPERATIONS	(486,935)	(52.26)	(201,447)	(14.69)
OTHER INCOME (EXPENSES)				
Miscellaneous income	51,113	5.49	54,435	3.97
Shipping income	77,194	8.28	0	0.00
Interest income	22	0.00	0	0.00
401k expense	(4,141)	(0.44)	0	0.00
Interest expense	(31,570)	(3.39)	(10,582)	(0.77)
Total	92,618	9.94	43,853	3.20
LOSS BEFORE INCOME TAX	(394,317)	(42.32)	(157,594)	(11.49)
INCOME TAXES - CURRENT	(2,556)	(0.27)	(2,864)	(0.21)
NET LOSS	$ (396,873)	(42.59)	$ (160,458)	(11.70)

See accompanying notes and accountants' compilation report

PAKT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

	Common Stock		Accumulated Deficit		Additional Paid-in Capital		Total	
Balance, at December 31, 2019	$	500	$	(420,085)	$	550,923	$	131,338
Net loss				(160,458)				(160,458)
Dividend						(7,304)		(7,304)
Balance, at December 31, 2020		500		(580,543)		543,619		(36,424)
Net loss				(396,873)				(396,873)
Contributions to additional paid in capital						156,313		156,313
Issuance of stock		100						100
Dividend						0		0
Balance, at December 31, 2021	$	600	$	(977,416)	$	699,932	$	(276,884)

See accompanying notes and independent accountants' review report

4

PAKT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (396,873)	$ (160,458)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	7	101
Decrease (Increase) in:		
Accounts receivable	2,711	(2,900)
Inventory	138,487	(39,189)
Prepaid expenses	(254,973)	(40,507)
Increase (Decrease) in:		
Accounts payable	(13,030)	10,203
Corporate income tax payable	0	445
Deferred revenue	114,792	21,841
Accrued expenses	0	(40,274)
Net cash used in operating activities	(408,879)	(250,738)
CASH FLOWS FROM FINANCING ACTIVITIES		
New borrowings	667,500	400,000
Debt reduction	(62,527)	(73,656)
Contributions to additional paid in capital	156,313	0
Issuance of stock	100	0
Dividends	0	(7,304)
Net cash provided by financing activities	761,386	319,040
NET INCREASE IN CASH	352,507	68,302
CASH, BEGINNING	204,190	135,888
CASH, ENDING	$ 556,697	$ 204,190
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest	$ 31,570	$ 10,582
Income taxes	$ 1,756	$ 1,311

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pakt, Inc. ("the Company") was organized in September 12, 2017 in Delaware. The Company is an internet-based retailer that produces and sells travel bags and travel accessories.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined by the first-in, first out (FIFO) method.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods for financial reporting purposes over the estimated useful lives of the respective assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash in operations and investments with a maturity date of three months or less.

Concentration of Credit Risk

The Company maintains its cash balances in a financial institution located in the United States of America. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Presentation of Sales Tax

The Company's policy is to present taxes collected and remitted to the State of New York on a gross basis. The Company records the amounts collected as sales and reports payments to the State as an expense when paid.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company complies with the provisions of Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no additional provision or liability for uncertain tax positions is necessary.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company recognizes revenues when the products are shipped, persuasive evidence of an arrangement exists, the price is fixed and collection is reasonably assured. The Company generates revenues by selling travel bags and travel accessories. Payments are collected at the time of sale. The Company has deferred revenue totaling $136,633 and $21,841 on December 31, 2021 and 2020, respectively, for orders that have been paid but the performance obligations have not been met.

Advertising

The Company expenses advertising costs as incurred. Such costs approximated $259,739 and $238,122, respectively, for the years ended December 31, 2021 and 2020.

Date of Management's Review

Management has evaluated subsequent events through April 02, 2022, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

	Depreciable lives	2021	2020
Office furniture and fixtures	5-7 years	$ 10,166	$ 10,166
		10,166	10,166
Accumulated depreciation		(10,166)	(10,159)
		$ 0	$ 7

Depreciation expense totaled $7 and $101 for the years ended December 31, 2021 and 2020, respectively.

NOTE 3 - LONG-TERM DEBT

	2021	2020
Term note - Malcolm Fontier. The Company has been advanced funds from its shareholder, Malcolm Fontier, to help fund working capital needs. Terms of the note call for thirty-six monthly payments of $9,000 including interest at 3.5% per annum. Any unpaid principal and interest is due December 2024.	$ 468,270	$ 477,716
Loan - Paypal. Short-term working capital loan from Paypal in the amount of $69,322 which includes $4,322 of interest to be repaid. The Company will repay Paypal at a rate of 30% of the monies Paypal collects from sales.	37,478	0
Loan - Shopify. Short-term working capital loan from Shopify in the amount of $95,040 which includes $7,040 of interest to be repaid. The Company will repay Shopify at a rate of 17% of the monies Shopify collects from sales.	73,803	0

NOTE 3 - LONG-TERM DEBT (continued)

	2021	2020
Term note - Small Business Administration. Economic Impact Disaster Loan issued by the SBA in the amount of $500,000 on October 21, 2021. Terms of the note call for a twenty-four month deferral period in which interest at 3.75% will accrue. Payments of $2,575 per month will begin October 2023 and run through October 2051.	503,138	0
Total long-term debt	1,082,689	477,716
Less: current portion	204,375	477,716
Long-term debt, net	$ 878,314	$ 0

The approximate aggregate maturities of debt for the next five years are as follows:

2022	$	204,375
2023		96,406
2024		289,759
2025		11,464
Thereafter		480,685

NOTE 4 - CONTRIBUTIONS TO PAID IN CAPITAL

During 2021, the Company entered into a plan to generate capital via Equity Crowdfunding on Republic. The plan ended October 3, 2021 and as of that date a total of $156,313 was raised from 216 investors.

NOTE 5 - OPERATING LEASES

The Company leases its offices in Rochester, New York at a rate of $325 per month. The lease period runs from October 1, 2021 through September 30, 2022 and the Company has a right to renew for one year at the end of the lease term. In addition to the monthly lease expense the Company is also responsible for cleaning and interior repairs and improvements.

Future minimum lease payments are detailed as follows at December 31, 2021:

2022	$	2,925

NOTE 6 - INCOME TAXES

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company's financial statements or tax returns. The Company has federal and state net operating losses of $1,176,646 and $807,020, respectively available to be carried forward against future taxable income expiring in years 2035 through 2041. The Company has recorded a 100% valuation allowance against deferred tax assets due to uncertainty of their ultimate realization.

NOTE 7 - RETIREMENT PLAN

The Company established a defined contribution 401k plan for all eligible employees. Company contributions total $4,141 for year ended December 31, 2021.

NOTE 8 - SUBSEQUENT EVENTS

The Company has entered into an inventory financing agreement with 8Fig. This agreement is based on future sales of inventory which is financed with 8Fig. The Company will remit the amount sold to 8Fig as the financed inventory is sold.

The Company has entered into a plan to generate capital through a Simplified Agreement for Future Equity (SAFE). The minimum offering amount is $150,000 and the maximum offering amount is $1,840,000. The Company will use the proceeds for general corporate purposes.

PAKT, INC.
SCHEDULES OF COST OF GOODS SOLD
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

	2021		2020	
	AMOUNT	%	AMOUNT	%
COST OF GOODS SOLD				
Beginning inventory	$ 261,736	28.09	$ 222,547	16.22
Add-ons/accessories	0	0.00	56,082	4.09
Mugs	7,498	0.80	0	0.00
Anywhere Collection	2,853	0.31	0	0.00
Backpack	0	0.00	383,748	27.98
Coffee kit	123,946	13.30	59,888	4.37
PAKT One	328	0.04	0	0.00
Total	396,361	42.54	722,265	52.65
Less: Ending inventory	123,249	13.23	261,736	19.08
Total	$ 273,112	29.31	$ 460,529	33.57

PAKT, INC.
SCHEDULES OF GENERAL AND AMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
COMPILATION REPORT

	2021 AMOUNT	%	2020 AMOUNT	%
GENERAL AND ADMINISTRATIVE EXPENSES				
Affiliate program expense	$ 0	0.00	$ 13,128	0.96
Bank service charges	395	0.04	340	0.02
Charitable contributions	100	0.01	6,485	0.47
Climate neutral certification	7,655	0.82	0	0.00
Customer service	3,638	0.39	1,121	0.08
Depreciation	7	0.00	101	0.01
Design and development	834	0.09	0	0.00
Dues and subscriptions	1,687	0.18	0	0.00
Duties	0	0.00	907	0.07
Employee benefits	17,446	1.87	19,249	1.40
Fulfillment	135,336	14.52	158,723	11.57
Influencers	0	0.00	275	0.02
Insurance	4,289	0.46	3,430	0.25
Marketing	259,739	27.87	238,122	17.36
Meals and entertainment	4,701	0.50	0	0.00
Office expense	5,612	0.60	10,084	0.74
Packaging	3,161	0.34	1,040	0.08
Parts	0	0.00	311	0.02
Payroll taxes	28,965	3.11	22,427	1.63
Platform fees	59,129	6.35	82,998	6.05
Postage and delivery	31,912	3.42	30,730	2.24
Production service	4,686	0.50	2,729	0.20
Professional development	12	0.00	0	0.00
Professional fees	41,462	4.45	9,539	0.70
Rent	3,900	0.42	3,900	0.28
Research	7,416	0.80	0	0.00
Royalties	39,177	4.20	42,453	3.09
Salaries expense	356,389	38.25	294,597	21.48
Sales and other taxes	3,260	0.35	717	0.05
SeaHive	903	0.10	9,606	0.70
Software	23,161	2.49	19,406	1.41
Subcontractors	73,692	7.91	126,330	9.21
Team summit	0	0.00	326	0.02
Telephone	3,326	0.36	3,368	0.25
Travel	14,232	1.53	7,815	0.57
Utilities	1,517	0.16	2,389	0.17
Web hosting	7,919	0.85	0	0.00
Total	$ 1,145,658	122.95	$ 1,112,646	81.11